UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(May 2, 2008)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Quarter ended March 31, 2008

2.

Financial Statements for the Three Months ended March 31, 2008

3.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended March 31, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: May 2, 2008

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports First Quarter 2008 Financial Results

Company Introduces New MobiSecure USB

TORONTO, Canada, May 2, 2008 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of wireless data security infrastructure products and services, today announced financial results for first quarter of 2008.

Revenues for the quarter were $342,000, down from $905,000 in the first quarter of 2007.  The net loss for the first quarter of 2008 was $1,159,000, or $0.03 per share, compared to a net loss of $331,000, or $0.01 per share in the first quarter of 2007.  Included in the first quarter net loss are stock-based compensation, depreciation and amortization of $227,000 ($150,000 in Q1 2007).  Cash and cash equivalents at March 31, 2008 were $6,854,000 and $8,394,000 at December 31, 2007.  All dollar amounts are in U.S. dollars.

As stated in our 2007 annual results press release, we expect customer launches of our Wallet and Vault products licensed in 2007 by the end of the second quarter of 2008.  We are pleased to report that on April 21, AllOne Health Group, Inc. (AllOne) launched its mobile application to place personal health records (PHR) at consumers’ fingertips through their mobile phones.  We expect a second customer launch by the end of June.

Company, customer and product solution highlights include:

•

During the first quarter we developed and launched the MobiSecure™ USBToken.  The MobiSecure USBToken is a One Time Password (OTP) authentication technology contained within a durable, portable USB device which is driverless and leaves no residual footprint on the user’s computer.

MobiSecure USBToken is designed for any organization that requires strong authentication to protect identities and manage access at a low cost.  The MobiSecure USBToken adds a powerful, secure portable token to our broad range of PC, phone and authentication products.  MobiSecure USBToken is supported by the same unified MobiSecure™ Authentication Servers that supports SoftToken on Mobile devices and PCTokens.  MobiSecure Authentication servers include registration, provisioning, validation and token life cycle management on a single, easy-to-install package.

The USBToken simply plugs in, requests a PIN and generates an OTP.  Once removed, the host machine retains no trace of the authentication technology.  The end user can use it on any PC or laptop supporting Microsoft Windows.  The OTP is validated against the MobiSecure™ Authentication Server just like the MobiSecure SoftToken and PCTokens.

•

In April, AllOne launched its mobile application that uses our secure MobiSecure Wallet/Vault product line to place personal health records (PHR) at consumers’ fingertips through their mobile phones.  AllOne Mobile accesses an individual’s PHR in a secure environment and links to the users’ mobile phones, giving them well-organized, easy-to-use, 24/7 mobile access.  Users can manage and share their PHRs with physicians, hospitals, clinics and emergency personnel helping to improve medical outcomes.  AllOne data is stored behind a password-protected encrypted channel through a partnership with Diversinet.  The application is downloaded wirelessly to phones and is automatically updated with the most current security and features available.  This level of security and control gives users the confidence and comfort to create, manage and enhance their PHRs using the mobile phone or the Web.

Albert Wahbe, CEO and Chairman stated “While Q1 was a challenging quarter, we believe that we are on track to see customer deployments in the second quarter.  With the launch of the Wallet/Vault product and the introduction of the MobiSecure USBToken we continue to build our product offering to increase revenue opportunities and enhance our long term shareholder value.”

About Diversinet

Diversinet Corp. (OTCBB: DVNTF) is a leading provider of wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective solutions to mobilize personal health records, financial services transactions and identity protection management.  Connect with Diversinet Corp. at www.diversinet.com.

# # #

The Private Securities Litigation Reform Act of 1995and Canadian securities laws provide a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

Contacts:

Diversinet Corp.

David Hackett

Chief Financial Officer

416-756-2324 ext. 275

dhackett@diversinet.com

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]
(Unaudited)
	March 31	December 31
	2008	2007

	$	$

ASSETS
Current assets
Cash and cash equivalents	6,854,321	8,394,286
Accounts receivable	-	122,687
Prepaid expenses	54,092	63,105
Total current assets	6,908,413	8,580,078
Property and equipment, net (note 4)	355,730	379,993
Total assets	7,264,143	8,960,071

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	196,346	249,502
Accrued liabilities (note 5)	139,646	731,461
Deferred revenue	36,992	130,961
Total current liabilities	372,984	1,111,924

Shareholders’ equity
Share capital (note 6)	65,400,206	65,370,707
Contributed surplus	5,793,537	5,621,383
Share purchase warrants (note 6)	1,555,453	1,555,453
Deficit	(64,337,316)	(63,178,675)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	6,891,159	7,848,147
Total liabilities and shareholders’ equity	7,264,143	8,960,071

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT AND COMPREHENSIVE LOSS
[in United States dollars]
(Unaudited)

	Three months ended March 31
	2008	2007
	$	$

Revenue	341,595	905,378
Cost of sales	82,063	36,461
Gross margin	259,532	868,917

EXPENSES
Research and development	628,023	539,217
Sales and marketing	409,957	188,654
General and administrative	446,455	456,997
Depreciation and amortization	25,546	27,380
	1,509,981	1,212,248
Loss before the following	(1,250,449)	(343,331)
Foreign exchange gain (loss)	21,401	(15,266)
Interest income	70,407	27,334
Loss for the period and comprehensive loss	(1,158,641)	(331,263)
Deficit, beginning of period	(63,178,675)	(59,745,704)
Loss for the period	(1,158,641)	(331,263)
Deficit, end of period	(64,337,316)	(60,076,967)

Basic and diluted loss per share	(0.03)	(0.01)
Weighted average common shares outstanding	43,167,783	33,794,983

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)

	Three months ended March 31
	2008	2007
	$	$

OPERATING ACTIVITIES
Loss from continuing operations for the period	(1,158,641)	(331,263)
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	25,546	27,380
Stock based compensation expense (note 7)	201,654	123,071
	(931,441)	(180,812)
Changes in non-cash working capital items related to operations:
Accounts receivable and other receivables	122,687	69,126
Prepaid expenses	9,013	86,404
Accounts payable	(53,156)	46,998
Accrued liabilities	(591,816)	(110,324)
Deferred revenue	(93,969)	(831,275)
Cash used in operations	(1,538,682)	(919,883)

FINANCING ACTIVITIES
Issue of common shares, common purchase options, warrants for cash	-	266,900
Cash provided by financing activities	-	266,900

INVESTING ACTIVITIES
Purchase of property and equipment	(1,283)	(5,958)
Cash used in investing activities	(1,283)	(5,958)

Net change in cash and cash equivalents during the period	(1,539,965)	(658,941)

Cash and cash equivalents, beginning of the period	8,394,286	5,146,315

Cash and cash equivalents, end of the period	6,854,321	4,487,374

Supplementary non-cash transaction
Issuance of shares to employees (note 6a)	29,499	93,099
Issuance of shares for public relations services	-	18,000

Cash and cash equivalents is comprised of:
Cash	543,949	214,270
Cash equivalents	6,310,372	4,273,104
	$6,854,321	$4,487,374

See accompanying notes to interim consolidated financial statements.

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in US dollars)
Three months ended March 31, 2008

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security, storage and memory manufacturers, entertainment and gaming and telecommunications marketplaces.

1. Significant accounting policies
a) Basis of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.
b) Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided.  Other than the adoption of new accounting standards, as described in note 1c), these unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2007.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2008 and the results of operations and cash flows for the three months ended March 31, 2008 and 2007.  Due to the nature of the Company’s sales cycle and the size of individual orders, the results reported in these interim unaudited consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire period.

c) Adoption of new accounting standards

(i) Capital disclosures:

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures.  This new Handbook Section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  These new disclosures are included in note 11.

(ii) Financial instruments:

Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments – Presentation.

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.  The adoption of these standards had no impact on the classification of the Company’s financial instruments nor on the Company’s loss for the three months ended March 31, 2008.  The new disclosures pursuant to these new Handbook Sections are included in notes 2 and 12.

(iii) General standards of financial statement presentation:

In May 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.  These amendments were effective for the Company on January 1, 2008.  The amendments did not have a material impact on the interim consolidated financial statements.

2. Financial instruments
a) Classification of financial instruments: The Company has classified its financial instruments as follows:
	March 31, 2008	December 31, 2007
	$	$
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	6,854,321	8,394,286

Loans and receivables, measured at amortized cost:
Accounts receivable	-	122,687

Financial liabilities, measured at amortized cost:
Accounts payable	196,346	249,502
Accrued liabilities	139,646	731,461
	335,992	980,963
The Company had neither available for sale, nor held to maturity financial instruments during the period ended March 31, 2008 or during the year ended December 31, 2007.

b) Investment income: The Company has recorded investment income in relation to the following financial instruments:
	March 31, 2008	March 31, 2007
	$	$
Financial assets held for trading:
Interest income earned on cash and cash equivalents	70,407	27,334

c) Accounts receivable: The Company’s accounts receivable is comprised of the following:
	March 31, 2008	December 31, 2007
	$	$
Trade receivables	-	108,004
Allowance for doubtful accounts	-	-
Other	-	14,683
	-	122,687

The Company recognizes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of trade receivables. The allowance is based on a variety of factors, including the length of time receivables are past due, circumstances relating to the customer, and historical experience.  As at March 31, 2008 and December 31, 2007, the Company did not have an allowance for doubtful accounts.  At March 31, 2008 and December 31, 2007, the Company had no material past due trade accounts receivables.

3. Segmented information

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at March 31, 2008, 100% (2007 - 100%) of the capital assets were located in Canada.  For the three month period ended March 31, 2008, three customers contributed 46%, 33% and 12% of the total revenue (one customer contributed 92 % for the same period in 2007).

	Three months ended March 31
	2008	2007
Revenue is attributable to geographic location based on the location of the customer, as follows:		$ $
United States	269,891	872,603
Asia	31,500	32,775
Canada	40,204	-
	341,595	905,378

	Three months ended March 31
	2008	2007
Revenue is attributable to product and services as follows:	$	$
Consulting services	341,595	485,378
Licensing	-	420,000
	341,595	905,378

4. Property and equipment			March 31, 2008	December 31, 2007
	Cost	Accumulated depreciation and amortization	Net book value	Net book value
Computer hardware	$1,277,306	$1,103,400	$173,906	$ 186,671
Computer software	535,107	475,448	59,659	64,496
Furniture and fixtures	321,301	226,008	95,293	100,309
Leasehold improvements	36,060	9,188	26,872	28,517
	$2,169,774	$1,814,044	$355,730	$ 379,993
Depreciation expense for the three months ended March 31, 2008 amounted to $25,546 (2007 - $27,360).

5. Accrued liabilities	March 31, 2008	December 31, 2007
Compensation	$51,057	$522,029
Professional fees	27,465	131,658
Miscellaneous	61,124	77,774
	$139,646	$ 731,461

6.  Share capital

a)  Share capital and share purchase warrants: There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Warrants	Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2007	8,585,868	$ 1,555,453	43,167,783	$65,370,707
Professional service (i)			75,000	29,499
Balance, March 31, 2008	8,585,868	$ 1,555,453	43,242,783	$65,400,206

On April 2, 2007, Albert Wahbe entered into an agreement to serve as Chief Executive Officer until at least June 30, 2008.  Compensation under this agreement is 25,000 shares per month.  Share compensation for the three month period ended March 31, 2008 was $29,499 representing the issuance of 75,000 shares during the quarter.  The share compensation is valued based on the Company’s common share price on date of issuance.  Under the same agreement, Albert Wahbe is entitled to receive up to an additional 200,000 common shares of the Company annually, as determined by the Board of Directors.

The following table summarizes information for warrants outstanding:
Range of exercise price	Number outstanding	Weighted average remaining life (years)
$0.40	121,250	0.47
$0.62 - $0.75	3,394,998	0.25
$0.90 - $1.00	4,974,620	0.27
$1.50 - $2.00	95,000	0.80
	8,585,868	0.27

(b)  Stock options:

Each stock option entitles the holder to purchase one common share of the Company.  A total of 9,500,000 common shares have been reserved to meet outstanding options, or future options to be granted, under the option plan.  During Q1 2008, the Company increased the option pool by 1,942,815 to 6,500,000 (being 7,558,474 in the plan less 1,058,474 exercised to date) subject to shareholder approval. In April 2008, the Company increased the option pool by an additional 3,000,000 to 9,500,000 (being 10,558,474 in the plan less 1,058,474 exercised to date) subject to shareholder approval.  A summary of the Company’s stock options outstanding and the changes during the three month period ended March 31, 2008 is presented below:

Number outstanding
Outstanding, beginning of period	3,352,850
Exercised	-
Cancelled and forfeited	(278,700)
Issued	1,115,000
Outstanding, end of period	4,189,150
Exercisable, end of period	1,823,447

The following table summarizes information for stock options outstanding:
Range of exercise price	Number outstanding	Weighted average remaining life (years)
$0.40 - $0.49	2,104,673	3.49
$0.50 - $0.83	1,524,977	4.08
$0.85 - $2.45	559,500	2.67
	4,189,150	3.59

7. Stock based compensation

a)  During the three months ended March 31, 2008 the Company recorded stock–based compensation expense of $201,654 (2007 - $123,071) related to common shares, stock options and warrants  granted to employees , officers, directors and consultants.

b)  The Company has granted 1,115,000 options during the three months ended March 31, 2008.  The weighted average estimated fair value at the date of the grant for options granted for the three months ended March 31, 2008 was $0.39.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended March 31	2008	2007
Risk-free interest rate	4.0%	4.0%
Volatility factor of the future expected market price	117%	117%
Weighted average expected life of options	5 years	5 years

8. Basic and diluted loss per share

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for all periods presented.

9. Related party transactions

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer. During the first quarter of 2008 Mr. Wahbe received 75,000 common shares as part of his consulting agreement.  During the first quarter of 2008 Mr. Wahbe received 50,000 options.  As of March 31, 2008, Mr. Wahbe owns 5,150,000 common shares, 4,600,000 common share purchase warrants and 100,000 options, representing approximately 21% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants and options. Subsequent to quarter end, in April 2008, Mr. Wahbe entered into a two year consulting agreement renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of the issuance of 300,000 Diversinet common shares annually and up to an additional 200,000 common shares of Diversinet annually based on meeting targets as established by Diversinet’s Board of Directors.  Mr. Wahbe is entitled to additional compensation of Cdn$6,000 per month and up to Cdn$6,000 per month in expenses.  Furthermore, pursuant to the stock option plan and subject to shareholder approval of the increase in the option pool, Mr. Wahbe received 3,000,000 options at $0.55 per share, vesting annually in arrears over a four year period.

During the first quarter of 2008 BCNEPA received 50,000 options in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  As at March 31, 2008, BCNEPA owns 6,856,757 common shares and 50,000 options representing approximately 16% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During the second quarter of 2007, Mr. Wigdale began performing services for the Company in a sales capacity.  During the first quarter of 2008, the Company paid Mr. Wigdale $134,800 as part of his consulting agreement of which $91,600 was accrued at December 31, 2007.  During the first quarter of 2008 Mr. Wigdale received 50,000 options.  As at March 31, 2008, a company controlled by Mr. Wigdale owns 3,909,462 common shares and 666,667 common share purchase warrants, and Mr. Wigdale owns 1,111,250 common shares and 100,000 options, together representing approximately 13% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants and options.

10. Commitments and contingencies
(a) Lease commitments: Total future minimum lease payments including operating costs are as follows:
2008	$ 186,260
2009	244,189
2010	244,189
2011	243,693
2012	80,736
$ 999,067

During the three months ended March 31, 2008, the Company recorded rent expense of $62,434 (2007 - $51,689).

11. Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern.  The capital structure of the Company consists of cash and cash equivalents and equity comprising of issued capital, contributed surplus, share purchase warrants and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company’s primary objective with respect to its capital management is to ensure it has sufficient cash resources to pursue its commercialization efforts and maintain its ongoing operations.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, or by undertaking other activities as deemed appropriate under the specific circumstances.  The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2007.

12. Financial risk management:

a) Overview:

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Audit Committee reviews the Company’s risk management policies on an annual basis.  The finance department identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

b) Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises from the Company’s accounts receivables and cash and cash equivalents.  The carrying amount of financial assets represents the maximum credit exposure.  Our customer base is limited to a few large financial institutions, health service enterprises and security providers.  As a result, we often maintain individually significant receivable balances due from them.  The majority of the Company’s customers are located in the United States with the remaining located in Canada and Asia. The Company does not have any accounts receivable outstanding at March 31, 2008.  At December 31, 2007, one customer represented 89% of the accounts receivable balance.

The Company invests its excess cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio.  The Company’s cash is not subject to any external restrictions.  Investments must be rated at least investment grade by recognized rating agencies.  Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  The Company manages its liquidity risk by continuously monitoring forecast and actual revenues and expenditures and cash flows from operations.  Senior management is also actively involved in the review and approval of planned expenditures.  All of the Company’s financial liabilities have contracted maturities of less than one year.

d) Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its financial instruments.

  (i) Interest rate risk

Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk.  Interest rate risk is remote as interest rates on the Company’s cash equivalents are fixed with maturity dates of less than 90 days. A change of 1% in interest rates at March 31, 2008 would not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

  (ii) Currency risk:

The Company operates internationally with the U.S. dollar as its functional currency and therefore is exposed to foreign exchange risk from various currencies, primarily Canadian dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company's main objective in managing its foreign exchange risk is to maintain Canadian cash on hand to support Canadian forecasted obligations and cash flows.  To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.  During Q1 2008 and fiscal 2007 the Company maintained a portion of its cash resources in both U.S. and Canadian dollar cash and cash equivalents.  The Company does not have any foreign currency derivative instruments outstanding at March 31, 2008.

Balances in foreign currencies at March 31, 2008 are as follows:

Canadian dollars
Cash and cash equivalents	$82,500
Accounts payable and accrued liabilities	270,932
$353,432

Fluctuations in the Canadian dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

e) Fair value of financial instruments:

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our unaudited condensed consolidated financial statements and the accompanying notes.  We report our unaudited consolidated financial statements in accordance with Canadian generally accepted principles (“GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars or unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report, our Annual Report for the year ended December 31, 2007 (2007 Annual Report) for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at May 2, 2008.

EXECUTIVE OVERVIEW

Our Business and Strategy

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of personal authentication and security solutions for the wireless world.  Our software and solutions protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants (“PDA”) and personal computers.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2005, Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure soft tokens and MobiSecure Authentication Service Center (“MASC”) enable heath care service providers, identity management service providers, financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and personal computer users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed by MASC and are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user identification and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the MobiSecure Wallet and is accessible through web service interfaces and adaptors.

Diversinet’s MobiSecure USBToken is a One Time Password authentication technology contained within a durable, portable USB device which is driverless and leaves no residual footprint on the user’s computer.  It performs basic functions for managing and generating one-time password values while leaving zero footprint on the user’s computer.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

2008 Quarterly Highlights

During the first quarter we developed and launched the MobiSecure™ USBToken.  The MobiSecure USBToken is a One Time Password (OTP) authentication technology contained within a durable, portable USB device which is driverless and leaves no residual footprint on the user’s computer.

MobiSecure USBToken is designed for any organization that requires strong authentication to protect identities and manage access at a low cost.  The MobiSecure USBToken adds a powerful, secure portable token to our broad range of PC, phone and authentication products.  MobiSecure USBToken is supported by the same unified MobiSecure™ Authentication Servers that supports SoftToken on Mobile devices and PCTokens.  MobiSecure Authentication servers include registration, provisioning, validation and token life cycle management on a single, easy-to-install package.

The USBToken simply plugs in, requests a PIN and generates an OTP.  Once removed, the host machine retains no trace of the authentication technology.  The end user can use it on any PC or laptop supporting Microsoft Windows.  The OTP is validated against the MobiSecure™ Authentication Server just like the MobiSecure SoftToken and PCTokens.

RESULTS OF OPERATIONS

Revenues

For the three months ended March 31, 2008, we reported a decrease in product and service revenue to $342,000 compared to revenue of $905,000 for the quarter ended March 31, 2007.  First quarter 2008 service revenues included deliveries of statements of work to Intersections and BCNEPA.  We expect customer launches of our Wallet and Vault products licensed in 2007 by the end of the second quarter of 2008.  In December 2006 we entered into a consulting and licensing agreement with BCNEPA.  The agreement generated Q1 2007 revenue of $828,000 for the delivery of the solution to BCNEPA, including 100,000 tokens.  We continue to focus on the US market; for the three months ended March 31, 2008 we derived 79% (96% for Q1 2007) of our revenues from this marketplace.

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.

Cost of revenues for the three months ended March 31, 2008 was $82,000 (or gross margin of 76%) compared with $36,000 (or gross margin of 96%) for the quarter ended March 31, 2007.  This represents the direct costs, including salaries, associated with completing consulting services revenue.  The lower margin for 2008 is the result of overall revenues being comprised of a larger percentage of service revenues in the overall revenues.

Research and Development

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.

Research and development expenses were $628,000 in the three months ended March 31, 2008 compared to $539,000 in the three months ended March 31, 2007. During the first three months of 2008, the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements. As a result, during the three months ended March 31, 2008, $77,000 was allocated to cost of sales. The lower expenses in Q1 2007 was primarily the result of foreign exchange on payroll as overall headcount remained consistent with Q1 2008.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.

Sales and marketing expenses were $410,000 in the first quarter of 2008 compared to $189,000 in the first quarter of 2007.  The increase in sales and marketing costs of $221,000 over 2007 was due to an increase of 133% in the head count in this department being an increase from 3 in 2007 to 7 in 2008.

General and Administrative

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.

General and administrative expenses were $446,000 for the first quarter of 2008 compared to $457,000 for the first quarter of 2007.  For Q1 2008 we recorded $202,000 ($123,000 - 2007) for stock-based compensation expense.  In Q1 2008 we had reduced spending of $52,000 for legal (related to litigation settled in 2007) and audit and $14,000 for travel.

Depreciation and Amortization

Depreciation and amortization expense in the first quarter of 2008 decreased to $26,000 from $27,000 in the first quarter of 2007.  This is consistent with the size of our net property and equipment. There were no significant purchases of property and equipment during three months ending March 31, 2008.

Net Loss

We reported a net loss of $1,159,000, or 0.03 per share based on a weighted average 43,168,000 common shares for the three months ended March 31, 2008 compared to $331,000 or 0.01 per share based on a weighted average 33,795,000 common shares in the prior year’s first quarter.  The increased net loss is due primarily to the decrease in quarterly revenues and increases in stock based compensation and selling costs for increases in our sales force.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at March 31, 2008 were $6,854,000 compared with $4,487,000 at March 31, 2007 and $8,394,000 at December 31, 2007.  The net change in cash and cash equivalents for the first quarter of 2008 was $(1,540,000) compared to $(659,000) for the first quarter of 2007.

The cash used in Q1 2008 is due to continuing operating activities, which used cash in an amount of $1,539,000.  The cash used in Q1 2007 is mainly due to continuing operating activities, which used cash in an amount of $920,000 which was offset by the exercise of employee stock options and warrants in an amount of $267,000.

We believe that our cash and cash equivalents as at March 31, 2008 of $6,854,000 will be sufficient to meet our short-term working capital requirements for the next twelve months.

We have incurred operating losses in each of the last eleven fiscal years.  We have sustained our business during this period through a series of common share issuances through private placements, and through our employee share option plan.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations beyond the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We are committed under operating leases for a total amount of approximately $1,058,000. The minimum payments due in each of the following years are as follows:

Contractual obligations	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Operating lease obligations	$186,260	$488,378	$324,429	-	$999,067
Total	$186,260	$488,378	$324,429	-	$999,067

RELATED PARTY TRANSACTIONS

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer. During the first quarter of 2008 Mr. Wahbe received 75,000 common shares as part of his consulting agreement.  During the first quarter of 2008 Mr. Wahbe received 50,000 options.  As of March 31, 2008, Mr. Wahbe owns 5,150,000 common shares, 4,600,000 common share purchase warrants and 100,000 options, representing approximately 21% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants and options. Subsequent to quarter end, in April 2008, Mr. Wahbe entered into a two year consulting agreement renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of the issuance of 300,000 Diversinet common shares annually and up to an additional 200,000 common shares of Diversinet annually based on meeting targets as established by Diversinet’s Board of Directors.  Mr. Wahbe is entitled to additional compensation of Cdn$6,000 per month and up to Cdn$6,000 per month in expenses.  Furthermore, pursuant to the stock option plan and subject to shareholder approval of the increase in the option pool, Mr. Wahbe received 3,000,000 options at $0.55 per share, vesting annually in arrears over a four year period.

During the first quarter of 2008 BCNEPA received 50,000 options in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  As at March 31, 2008, BCNEPA owns 6,856,757 common shares and 50,000 options representing approximately 16% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During the second quarter of 2007, Mr. Wigdale began performing services for the Company in a sales capacity.  During the first quarter of 2008, the Company paid Mr. Wigdale $134,800 as part of his consulting agreement of which $91,600 was accrued at December 31, 2007. During the first quarter of 2008 Mr. Wigdale received 50,000 options.  As at March 31, 2008, a company controlled by Mr. Wigdale owns 3,909,462 common shares and 666,667 common share purchase warrants, and Mr. Wigdale owns 1,111,250 common shares and 100,000 options, together representing approximately 13% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants and options.

UNAUDITED QUARTERLY SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial data for each of the last eight quarters ended March 31, 2008:

	Revenue for the period	Loss for the period	Loss per share
	($000’s)	($000’s)	($)
March 31, 2008	342	1,159	0.03
December 31, 2007	1,352	1,326	0.03
September 30, 2007	1,262	730	0.02
June 30, 2007	1,017	1,045	0.03
March 31, 2007	905	331	0.01
December 31, 2006	286	1,050	0.03
September 30, 2006	432	932	0.03
June 30, 2006	477	747	0.03

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts and revenue recognition.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in their opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

In our 2007 Annual Audited Consolidated Financial Statements and Notes thereto as well as in our 2007 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended March 31, 2008 there are no changes  to the critical accounting policies  and estimates  from those  found in our 2007 Annual MD&A.

CHANGES IN ACCOUNTING POLICIES

(i) Capital disclosures

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures.  This new Handbook Section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  These new disclosures are included in note 11 of the interim consolidated financial statements.

(ii) Financial instruments

Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments – Presentation.

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.  The adoption of these standards had no impact on the classification of the Company’s financial instruments as on the Company’s loss for the three months ended March 31, 2008. The new disclosures pursuant to these new Handbook Sections are included in note 2 and 12 of the interim consolidated financial statements.

(iii) General standards of financial statement presentation:

In May 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.  These amendments were effective for the Company on January 1, 2008.  The amendments did not have a material impact on the interim consolidated financial statements.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2008, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 1 to our 2007 Annual Report.

RISKS AND UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and may be unlikely to be sufficient within fiscal 2008.  We have obtained funding for operations from private placements in the past, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large financial institutions and security providers.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected. The Company does not have any accounts receivable outstanding at March 31, 2008.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal Q1 2008 and 2007, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During Q1 2008 and fiscal 2007 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  The Company does not have any foreign currency derivative instruments outstanding at March 31, 2008.

Litigation: Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.